March 9, 2006

VIA EDGAR

Mr. Terry French

Accountant Branch Chief

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

450 Fifth Street, NW

Mailstop: 3720-CF/AD 11

Washington, D.C. 20549

Re:	H&R Block, Inc.
Item 4.02(a) of Form 8-K Filed on February 23, 2006
File No. 1-06089

Dear Mr. French:

This letter responds to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the letter dated February 27, 2006 to Bret G. Wilson, Vice President and Secretary of H&R Block, Inc. (the “Company”), regarding Item 4.02(a) of Form 8-K filed on February 23, 2006 (the “Staff Comment Letter”).

Comments 1 through 3 in the Staff Comment Letter are reproduced below, with our response immediately following each comment.

We acknowledge that (i) the Company is responsible for the accuracy of the disclosures in our SEC filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Commission takes the view that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.

Please tell us in detail why the Company was unable to determine the $32 million of understatement of the State income tax liability until February 22, 2006 with respect to the fiscal quarters and fiscal years as indicated in

United States Securities and Exchange Commission

March 9, 2006

second paragraph under Item 4.02 of the Form 8-K. We may have further comments after review of your response.

As the actual 2004 state income tax returns were not filed until September through December 2005, the Company was unable to begin its annual review of its effective tax rate and tax provision calculations in comparison to actually filed tax returns until December 2005. In light of this timing constraint and the complexity of the underlying issues, the Company was unable to calculate the effect of any errors and assess their materiality until shortly before February 22, 2006.

The Company timely filed its 2004 calendar year tax returns on several dates ranging from September 15, 2005 through December 15, 2005, depending upon various jurisdictions’ filing requirements. The Company engaged Deloitte Tax LLP (“Deloitte”) to assist in the review of selected state income tax returns for the tax year ended December 31, 2004. The Company, with the assistance of Deloitte, then reconciled its previously estimated provision for state income taxes against the returns actually filed in September 2005 through December 2005 for calendar year 2004. As previously stated in our Form 8-K filed on February 23, 2006, the Company has not completed its analysis of the restatement adjustments. Accordingly, the effects of the restatement on all prior periods are preliminary and subject to change. Preliminarily, the Company has discovered the following:

•

Errors in previously filed state tax returns netting approximately $4.5 million. During the fiscal quarter ended October 31, 2005, the Company identified and recorded a discrete state tax return error in the amount of $4.3 million. As part of the restatement, the effect of this error will now be recorded in the fiscal years ended April 30, 2005 and April 30, 2004.

•

Errors resulting in an understatement of state income tax liability on the financial statements for calendar tax year 2004 of approximately $10 million. The understatement of the calendar year 2004 state income tax liability was determined by comparing the actual calendar year 2004 state income tax expense calculated within the state income tax returns, as adjusted to reflect the Deloitte review, to the estimated state income tax expense recorded previously in the financial statements

•

As a result of the recalculated 2004 state income tax effective rate (derived as described above), the Company updated the estimate previously used to calculate the state income tax provision for the period of January 2005 through April 2005 (the “Partial Period”), which was included in the

United States Securities and Exchange Commission

March 9, 2006

Company’s 2005 financial statements. This change in estimate resulted in an approximate $17.5 million increase in income tax liability for the Partial Period.

2.

Please disclose in the amended filing if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-Q for the fiscal quarters ended July 31, 2005, October 31, 2005 and the fiscal quarters for the fiscal years 2005 and 2004 and also, for the fiscal years covered by the Forms 10-K for the fiscal years ended April 30, 2004 and 2005. Additionally, tell us what effect the errors had on your current evaluation of disclosure controls and procedures as of your fiscal quarter ended January 31, 2006.

Our certifying officers have considered, and are continuing to consider, the effect of the error on the adequacy of our disclosure controls and procedures for the periods referred to above. In our Form 10-K for the fiscal year ended April 30, 2004 and our Forms 10-Q for the fiscal quarters ended July 31, 2004, October 31, 2004 and January 31, 2005, we reported a series of control weaknesses related to our corporate tax accounting function and efforts taken to remediate such weaknesses. In our Form 10-K for the fiscal year ended April 30, 2005, and our Forms 10-Q for the fiscal quarters ended July 31, 2005, and October 31, 2005, we also reported that management identified a material weakness in our accounting for income taxes pertaining to, among other things, a lack of sufficient resources. We also reported on specific actions taken to remediate this weakness.

We will disclose in an amended Form 8-K filing that (i) our certifying officers have considered, and are continuing to consider, the effect of the error on the adequacy of our disclosure controls and procedures for the periods referred to above and (ii) we will amend any disclosures pertaining to our evaluation of disclosure controls and procedures as appropriate in connection with filing restated financial statements.

We currently are evaluating the effect the errors have on our disclosure controls and procedures as of the fiscal quarter ended January 31, 2006 and intend to disclose such effect in our Form 10-Q for such fiscal quarter.

3.	We note that you intend to file restated financial statements. Please tell us when, you will file them.

United States Securities and Exchange Commission

March 9, 2006

We are continuing our process of analyzing our state income taxes to determine the final restatement adjustment and the periods to which such adjustments relate. Upon completion of this process, such analysis will be provided to and audited by our independent public accounting firm. We will file restated financial statements upon completion of the aforementioned process, which date presently is not determinable.

*      *    *

Please contact me at (816) 932-8388 if additional information is necessary in response to the Staff’s comments.

Sincerely,

H&R BLOCK, INC.

/s/ William L. Trubeck

William L. Trubeck